1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Half-Year Results Announcement dated July 27, 2004	4

FORWARD-LOOKING STATEMENTS

The Half-Year Results Announcement of the Company, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: July 27, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

(Stock Code: 8282)

HALF-YEAR RESULTS FOR 2004

HIGHLIGHTS

Key achievements for the quarter include:

•	Total revenues grew by 19% from last quarter’s results to US$30.88 million

•	Wireless internet revenues (previously known as our wireless value added services revenues) totaled US$28.83 million, representing an increase of 21% from last quarter’s results

•	SMS revenues grew by 3% to US$15.11 million despite a maturing market and a challenging environment for SMS growth

•	Revenues from 2.5G products and services grew by 63% from last quarter’s results, totaling US$5.54 million

•	Revenues from IVR products and services grew by 43% from last quarter’s results, totaling US$8.19 million

•	Online advertising revenues grew by 56% from last quarter’s results to US$1.91 million

•	EBITDA[1] increased by 10% from last quarter’s EBITDA to US$11.66 million

•	Net income increased by 20% from last quarter’s net income to US$10.06 million

•	Net income margin continued to improve, reaching 33%, compared with 32% for the previous quarter’s net income margin

•	Net income before amortization of intangible assets was US$11.43 million, an increase of 19% from last quarter

CHAIRMAN’S STATEMENT

I am pleased to announce the results of TOM Online Inc. and its subsidiaries for the second quarter and the six months ended June 30, 2004.

The Company has benefited from the diversification of its wireless internet business, reporting growth in both revenues and net income. During the past quarter, we have solidified a leading position in the wireless internet sector in China particularly in the important growth area of 2.5G (“WAP” and “MMS”) products and services as well as IVR products. We also increased the popularity of our portal, leading to a 56% growth in online advertising revenues.

Key achievements for the quarter include:

•	Total revenues grew by 19% from last quarter’s results to US$30.88 million

•	Wireless internet revenues (previously known as our wireless value added services revenues) totaled US$28.83 million, representing an increase of 21% from last quarter’s results

•	SMS revenues grew by 3% to US$15.11 million despite a maturing market and a challenging environment for SMS growth

•	Revenues from 2.5G products and services grew by 63% from last quarter’s results, totaling US$5.54 million

•	Revenues from IVR products and services grew by 43% from last quarter’s results, totaling US$8.19 million

•	Online advertising revenues grew by 56% from last quarter’s results to US$1.91 million

•	EBITDA[1] increased by 10% from last quarter’s EBITDA to US$11.66 million

•	Net income increased by 20% from last quarter’s net income to US$10.06 million

•	Net income margin continued to improve, reaching 33%, compared with 32% for the previous quarter’s net income margin

•	Net income before amortization of intangible assets was US$11.43 million, an increase of 19% from last quarter

1	EBITDA refers to earnings before interest, taxation, depreciation and amortization. A summary of reconciliation is presented under the section “Reconciliation from Income from Operations to EBITDA”. To supplement its consolidated financial statements presented in accordance with the generally accepted accounting principles in the United States (“US GAAP”), the Company uses the non-US GAAP measure of EBITDA, which is adjusted from results based on US GAAP. The use of non-US GAAP measures is provided to enhance the reader’s overall understanding of our current financial performance and our future prospects. Specifically, the Company believes that the non-US GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments or may not be indicative of our core operating results. In addition, because the Company has historically reported certain non-US GAAP results to investors, the Company believes the inclusion of non-US GAAP measures provides consistency in our financial reporting. Non-US GAAP measures should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to our US GAAP results. Consistent with the Company’s historical practice, the non-US GAAP measures included in this announcement have been reconciled to the nearest US GAAP measure.

Financial Highlights (Unaudited)

	For the three months ended			For the six months ended
	June 30, 2003	March 31, 2004	June 30, 2004	June 30, 2003	June 30, 2004
	Pro Forma	Actual	Actual	Pro Forma	Actual
	(in thousands of U.S. dollars)
Wireless internet	16,562	23,836	28,834	25,675	52,670
Online advertising	411	1,222	1,912	587	3,134
Enterprise solutions	2,819	830	135	6,542	965
Internet access	385	68	—	1,440	68

Total revenues	20,177	25,956	30,881	34,244	56,837

Financial Performance - Comparison of Second Quarter 2004 with First Quarter 2004 and Pro Forma Data for Second Quarter 20032

Our unaudited consolidated revenues for the three months ended June 30, 2004 were US$30.88 million, an increase of 53% over the same period in 2003 and an increase of 19% quarter on quarter.

Wireless internet revenues were US$28.83 million, representing an increase of 74% from the same period in 2003 and an increase of 21% quarter on quarter, reflecting the Company’s diversified business and product portfolio within the wireless internet business segment.

Online advertising revenues were US$1.91 million, representing a 365% increase from the same period in 2003 and a 56% increase quarter on quarter, resulting from increased brand awareness and the steady growth of our portal traffic.

Operating expenses for the second quarter of 2004 were US$6.31 million, representing an increase of 58% from the same period in 2003 and an increase of 24% quarter on quarter. Operating expenses as a percentage of total revenues were 20%, unchanged by comparison to the same period in 2003 and the first quarter of 2004.

Our gross profit margin was 51% in the second quarter of 2004, compared to 47% for the same period in 2003 and 52% for the first quarter of 2004.

[2]	Discussion of pro forma data for 2003 versus historical data for 2003 — Our historical financial data reflects the effects of our reorganization from September 26, 2003, and the effects of our acquisition of our IVR business from November 19, 2003. Our pro forma financial data for 2003 was presented in order to give pro forma effect to our reorganization, as if the reorganization occurred on January 1, 2003 and the acquisition of our IVR business occurred on January 1, 2003. As a result, our pro forma financial information for 2003 includes the financial information of the nine companies that are part of the Company following our reorganization, but excludes the six companies that were included in our historical financial information up until September 26, 2003, but are no longer part of the Company following our reorganization. For these reasons, the management of TOM Online believes that for comparison purposes, comparison of our financial information for the three months and the six months ended June 30, 2004 with the same periods for 2003 are more appropriate and relevant using our pro forma financial data for 2003 instead of our historical financial data and therefore, these are the comparisons set forth herein. The pro forma financial data for 2003 is set out in the section, “Additional Financial Information” after the notes to Unaudited Consolidated Financial Statements. Details of the pro forma adjustments and the underlying assumptions and basis of preparation can be found in Appendix III set forth in the Global Offering Prospectus dated March 2, 2004. We have set out in the unaudited half-year financial statements a comparison of our second quarter and first half 2004 results with our historical financial data for the same periods for 2003.

EBITDA for the second quarter of 2004 was US$11.66 million, representing an increase of 55% from the same period in 2003 and 10% from the first quarter of 2004.

Net income for the second quarter of 2004 was US$10.06 million, representing an increase of 99% from the same period in 2003 and 20% from the first quarter of 2004. Our net income margin increased to 33% for the second quarter compared to 25% for the same period in 2003 and 32% in the first quarter of 2004. Net income before amortization of intangible assets was US$11.43 million for the second quarter. US GAAP basic earnings per ordinary share were US$0.003 for the quarter. US GAAP basic earnings per American Depository Share were US$0.212 for the quarter.

Our net balance of cash and marketable securities was US$200.8 million at the end of the second quarter compared to US$205.35 million at the end of the first quarter of 2004.

Business Review - Comparison of Second Quarter 2004 with First Quarter 2004 and Pro Forma Data for Second Quarter 2003

Wireless Internet

Wireless internet revenues totaled US$28.83 million for the second quarter of 2004, representing an increase of 74% from the same period in 2003 and an increase of 21% from the first quarter of 2004. Wireless internet revenues accounted for 93% of our total revenues in the second quarter of 2004, compared to 82% in the same period in 2003 and 92% in the first quarter of 2004.

Despite a maturing market and a challenging environment for SMS services, we managed to grow our SMS revenues by 3% for the quarter. SMS revenues for the quarter totaled US$15.11 million, compared to US$14.71 million in the previous quarter and US$14.71 million for the same period in 2003. SMS revenues now comprise 52% of our total wireless internet revenues compared to 62% last quarter and 89% for the same period in 2003.

Our 2.5G products continued to enjoy significant growth during the second quarter of 2004 and now comprise 20% of total wireless internet revenues compared to 14% for the previous quarter and 1% for the same period in 2003. 2.5G revenues totaled US$5.54 million for the second quarter of 2004, representing 21.8 times that of the same period in 2003 and an increase of 63% from the first quarter of 2004.

IVR services accounted for 28% of total wireless internet revenues. This is compared to 10% from the same period in 2003 and 24% in the first quarter of 2004. IVR revenues totaled US$8.19 million for the second quarter of 2004, representing an increase of 412% from the same period in 2003 and an increase of 43% from the first quarter of 2004. For the first time, our IVR results included revenues from both China Mobile and China Unicom as China Unicom launched its nationwide IVR service in April 2004.

Throughout the quarter we have continued to solidify our position in wireless internet by expanding our product portfolio through strategic alliances with premium content providers as well as distribution partners. In the field of entertainment, TOM Mobile Music was launched during the quarter together with international and domestic record labels and music publishers. TOM Mobile Music enables us to provide our users compelling music content across our 2.5G and IVR product platforms. The content, some of which is proprietary to TOM Online, includes music premiers, ring back tones, voice greetings, image downloads and music video clip downloads, true tone and fan club services. We promoted TOM Mobile Music in 15 cities including Beijing, Shanghai and Guangzhou through our cooperation with China Mobile and Beijing Music Radio. In the field of sports, we entered into an exclusive alliance with the Union of European Football Associations (“UEFA”), through which we successfully brought the UEFA Euro Cup 2004 to wireless internet users in China.

The solid financial performance of all our wireless internet business lines reflects, among other things, our dedication to customer acquisition and retention. Our focus on content differentiation, product innovation and distribution expansion through traditional media such as television, radio and print, as well as handset alliances has enabled us to maintain first mover advantage in several key areas, in particular 2.5G services. We will continue to build relationships and strategic alliances with content providers and distribution partners with a view to further strengthening customer acquisition and retention.

Portal and Online Advertising

During the second quarter, we continued to improve the popularity of our portal. The results are reflected in the strong growth of our online advertising revenues. Online advertising revenues grew by 56% quarter on quarter to US$1.91 million, primarily driven by the expansion of the client base. This represents a 365% increase from the same period in 2003, and online advertising revenues now constitute 6% of our total revenues.

Page views and registered users of our portal have steadily increased during the quarter. To further strengthen our leadership position in the young and trendy consumer demographic, we have focused on building our portal’s sports and entertainment related content channels. Through our exclusive cooperation with UEFA, we built and hosted the official Chinese language website for the UEFA Euro Cup 2004, catering to soccer fans across China. Our portal offering was further enhanced by launching a Map Channel, Weather Channel, DTM Auto Racing official Chinese language website and upgraded Avatar, a virtual community product.

Enterprise Solutions

Enterprise solutions revenues totaled US$0.14 million in the second quarter of 2004 and represented 0.4% of our total revenues compared to 14% and 3% of our total revenues for the same period in 2003 and the first quarter of 2004, respectively. We continue to de-emphasize this business segment.

Marketing and Promotion

During the second quarter, we carried out several marketing programs to promote both our wireless internet business and our portal. In cooperation with Beijing Music Radio and China Mobile, we organized a 15-city road show to introduce TOM Mobile Music, a music and entertainment service delivered over our wireless internet platform. We also participated in the Beijing Auto Exhibition to promote our portal’s Auto channel.

In order to further expand our user base of wireless internet services and grow portal traffic, partnering with traditional media was one of our key marketing initiatives during the quarter. We partnered with local television stations to promote an interactive IVR game during the Euro Cup 2004 and entered into a multi-pronged cooperation with Sports Weekly, the largest sports newspaper in China with a circulation of more than 4 million, to enhance the content of our Sports Channel as well as jointly developing sports related wireless internet products. To strengthen our leadership in our core demographic, we organized fan club gatherings for Wang Lee Hom, our spokesperson, and sponsored his first ever concert in China.

Comparison of the Six Months Ended June 30, 2004 with Pro Forma Data for the Six Months Ended June 30, 2003

Our unaudited consolidated revenues for the six months ended June 30, 2004 were US$56.84 million, representing an increase of 66% from the same period in 2003.

Wireless internet revenues for the first six months of 2004 were US$52.67 million, representing an increase of 105% from the same period in 2003.

Online advertising revenues for the six month period ended June 30, 2004 were US$3.13 million, representing a 434% increase from the same period in 2003.

Operating expenses for the first six months of 2004 were US$11.41 million, representing an increase of 33% from the same period in 2003. Operating expenses as a percentage of total revenues for the first six months of 2004 were 20%, compared to 25% of total revenues for the same period in 2003.

Our gross profit margin for the first six months of 2004 was 51% compared to 43% for the same period in 2003.

EBITDA for the first six months of 2004 was US$22.23 million, compared to US$10.14 million for the same period in 2003.

Net income for the first six months of 2004 was US$18.43 million compared to US$5.67 million for the same period in 2003. Our net income margin for the first six months of 2004 was 32% compared to 17% for the same period in 2003. Net income before amortization of intangible assets was US$21.06 million for the first six months of 2004 compared to US$8.19 million for the same period in 2003. US GAAP basic earnings per ordinary share were US$0.005 for the first six months of 2004 compared to US$0.002 for the same period in 2003. US GAAP basic earnings per American Depository Share were US$0.432 for the first six months of 2004 compared to US$0.162 for the same period in 2003.

Our net balance of cash and marketable securities was US$200.8 million as at June 30, 2004 compared to US$7.97 million as at June 30, 2003.

Business Outlook

We will continue to concentrate our efforts during the second half of the year on developing and marketing 2.5G and IVR products and services. This is in line with the strategies of Chinese telecommunication operators. During the past quarters, we have successfully completed the migration to these new wireless internet services from SMS and expect their contribution to both our total revenues and bottom-line to increase over the rest of this year and into 2005. Additionally, we will continue to actively explore acquisition and sector consolidation opportunities in the market to strengthen our competitive edge.

Our www.tom.com portal serves as the foundation of our businesses. We will continue to enhance our existing content channels and introduce new offerings to further expand our user base.

The Company’s management estimates that its total revenues for the third quarter of 2004 will grow 10-15% and that its wireless internet revenues for the third quarter of 2004 will grow 10-15%. The Company’s management estimates that its online advertising revenues will grow 15-20% for the third quarter of 2004.

Despite the challenges ahead of us, I am confident that with our healthy financial position, solid business foundation and highly capable and loyal management team, all of our core businesses will continue to provide solid contributions through the remainder of the year.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, July 27, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Financial Resources

The Group financed its operations and investing activities with internally generated cash flow, the balance of proceeds from the Company’s IPO, and loans from our parent company.

As at June 30, 2004, the Group’s cash and cash equivalents balance was US$86.5 million and the fair value of debt securities it invested was US$114.3 million. During the first six months of the year, the Group’s net cash inflow from its operating activities was US$13.9 million.

Capital Structure

There has not been any material change in the Group’s capital structure after its listing on Hong Kong’s Growth Enterprise Market and Nasdaq in the United States in March 2004.

As at June 30, 2004, the Group does not have any outstanding bank loans.

Employee Information

As at June 30, 2004, the Group had 685 full-time employees. During the first six months of the year, employee costs, including Directors’ emoluments, totaled US$4.7 million. The Group’s employment and remuneration policies remained the same as detailed in the Company’s Global Offering Prospectus dated March 2, 2004.

Charges on Group Assets

As at June 30, 2004, the Group had not pledged any assets.

Gearing Ratio

As at June 30, 2004, the gearing ratio of the Group based on total liabilities over total assets was approximately 18%.

Foreign Exchange Exposure

The Group’s policy is for each operating entity to borrow in local currency, where possible, in order to minimize currency risk.

Contingent Liabilities

Other than our obligations in connection with our acquisition of Puccini (please refer to the Global Offering Prospectus dated March 2, 2004), we did not have any material contingent liabilities as at June 30, 2004.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	Audited December 31, 2003	Unaudited June 30, 2004
		(in thousands of U.S. dollars)
Assets

Current assets:
Cash and cash equivalents		22,636	86,496
Accounts receivables, net	2	14,689	20,195
Deferred cost		15,000	—
Prepayments		1,405	4,801
Deposits and other receivables		935	3,133
Due from related parties	3	124	144
Inventories		29	235

Total current assets		54,818	115,004

Long-term investments	4	—	114,301
Long-term prepayment & deposit		565	236
Property and equipment, net	5	7,094	7,544
Deferred tax assets	9	274	274
Goodwill, net		214	214
Intangibles, net	6	4,411	3,693

Total assets		67,376	241,266

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	7	3,241	3,666
Other payables and accruals	8	22,195	11,876
Income tax payable		401	403
Deferred revenue		414	392
Consideration payable		6,580	6,580

Total current liabilities		32,831	22,917
Due to related parties	3	19,983	20,397

Total liabilities		52,814	43,314
Minority interests		152	326

		52,966	43,640

Shareholders’ equity:
Share capital		3,590	4,872
Paid-in capital		75,551	242,061
Accumulated other comprehensive loss		(55)	(3,056)
Accumulated deficit		(64,676)	(46,251)

Total shareholders’ equity		14,410	197,626

Total liabilities and shareholders’ equity		67,376	241,266

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended June 30,		Six months ended June 30,
	Note	2003	2004	2003	2004
		(in thousands of U.S. dollars)
Revenues:
Wireless internet		14,883	28,834	23,642	52,670
Advertising		1,699	1,912	2,967	3,134
Commercial enterprise solutions		2,849	135	6,606	965
Internet access		385	—	1,440	68

Total revenues		19,816	30,881	34,655	56,837
Cost of revenues:
Cost of goods sold		(2,126)	603	(5,258)	(64)
Cost of services		(9,277)	(15,872)	(15,781)	(27,668)

Total cost of revenues		(11,403)	(15,269)	(21,039)	(27,732)

Gross profit		8,413	15,612	13,616	29,105

Operating expenses:
Selling and marketing expenses		(486)	(2,006)	(1,017)	(3,516)
General and administrative expenses		(2,151)	(2,729)	(4,772)	(4,852)
Product development expenses		(167)	(207)	(332)	(413)
Amortization of intangibles		—	(1,370)	—	(2,630)

Total operating expenses		(2,804)	(6,312)	(6,121)	(11,411)

Income from operations		5,609	9,300	7,495	17,694
Other (expenses)/income:
Net interest (expenses)/ income		(111)	897	(224)	912

Income before tax		5,498	10,197	7,271	18,606
Income tax expenses	9	(4)	(4)	(12)	(7)

Income after tax		5,494	10,193	7,259	18,599
Minority interests		(60)	(131)	(62)	(174)

Net income attributable to shareholders		5,434	10,062	7,197	18,425

Earnings per share – basic (cents):	10	0.2	0.3	0.3	0.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Number of shares	Share capital	Paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
		(in thousands of U.S. dollars)
Balance as of January 1, 2003	2,800,000,000	3,590	93,184	(55)	(106,183)	(9,464)
Contribution from shareholders	—	—	775	—	—	775
Net income for the period	—	—	—	—	7,197	7,197

Balance as of June 30, 2003	2,800,000,000	3,590	93,959	(55)	(98,986)	(1,492)

	Number of shares	Share capital	Paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
		(in thousands of U.S. dollars)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	(55)	(64,676)	14,410
Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	193,810
Share issuing expenses	—	—	(26,018)	—	—	(26,018)
Unrealized loss on securities	—	—	—	(3,001)	—	(3,001)
Net income for the period	—	—	—	—	18,425	18,425

Balance as of June 30, 2004	3,800,000,000	4,872	242,061	(3,056)	(46,251)	197,626

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2003	2004
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net income	7,197	18,425
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	—	2,630
Amortization of premium of equity investments	—	83
Allowance for doubtful accounts	1,165	123
Depreciation	1,369	1,905
Interest on advances from TOM Group and its subsidiaries	232	—
Corporate expenses recharged by TOM Group	543	—
Loss on disposal of property and equipment	1	—
Minority interests	62	174
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(7,689)	(5,629)
Prepayments	335	(3,579)
Deposits and other receivables	(339)	(701)
Due from related parties	(108)	(20)
Inventories	746	(206)
Long-term prepayment and deposits	44	67
Accounts payable	1,057	245
Other payables and accruals	1,751	166
Income tax payable	—	2
Deferred revenue	(1,280)	(22)
Due to related parties	80	285

Net cash provided by operating activities	5,166	13,948

Cash flow from investing activities
Payments for purchase of property and equipment	(2,919)	(2,355)
Payments for purchase of intangibles	—	(1,289)
Investment in bonds	—	(118,883)

Net cash used in investing activities	(2,919)	(122,527)

Cash flow from financing activities:
Repayment to related parties	(1,027)	—
Issue of ordinary shares, net of expenses	—	172,439

Net cash (used in)/provided by financing activities	(1,027)	172,439

Net increase in cash and cash equivalents	1,220	63,860
Cash and cash equivalents, beginning of period	6,752	22,636

Cash and cash equivalents, end of period	7,972	86,496

Supplemental disclosures of cash flow information
Cash (paid)/received during the period
Cash paid for income taxes	(12)	(3)
Interest received	8	1,428
Non-cash activities:
Property and equipment transferred from TOM Group	—	7
Contribution from shareholders	775	—
Outstanding payment for listing expenses	—	4,647

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation and accounting policies

TOM Online Inc. (“TOM Online” or the “Company”), a Cayman Islands corporation, is a leading Internet company in China providing value-added multimedia products and services. The Company and its subsidiaries are collectively referred to as the Group.

The accompanying unaudited interim condensed financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the three months and six months ended June 30, 2004 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for the interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes included in the Company’s Global Offering Prospectus dated March 2, 2004.

A reconciliation summary of the principal differences between the US GAAP and accounting principles generally accepted in Hong Kong (“HK GAAP”)is also presented under note 17.

The accounting policies and methods of computation used in the preparation of the interim accounts are consistent with those used in the annual accounts for the year ended December 31, 2003. In addition, the following accounting policy is adopted in respect of the debt securities acquired during the current period. Long-term investments comprise marketable debt securities classified as available for sale which are reported at fair value with material unrealized gains (losses), if any, recorded as accumulated other comprehensive income/(loss) in shareholders’ equity. The Company invested in these securities with the intent to hold the securities on a long term basis and accordingly, classifies them as long-term investments.

2.	Accounts receivable, net

The ageing analysis of the Group’s accounts receivable at end of the period is as follows:

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
Current	6,635	10,769
31-60 days	4,744	4,057
61-90 days	1,157	1,939
Over 90 days	2,153	3,430

	14,689	20,195

Majority of the Group’s turnover is on open account terms and in accordance with terms specified in the contracts governing the relevant transactions.

3.	Due from/to related parties

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
Due from:
Fellow subsidiaries	123	141
Related companies	1	3

	124	144

Due to:
Parent company	18,960	19,145
Fellow subsidiaries	1,023	1,236
Related companies	—	16

	19,983	20,397

4.	Long-term investments

In April 2004, the Company purchased a portfolio of debt securities for a consideration of US$118.9 million including accrued interest of US$1.5 million in cash. The maturity date ranges from March 2008 to November 2011, and the interest rate ranges from 2.25% per annum to 8.00% per annum.

The Company’s investment in marketable debt securities is classified as available for sale securities. The aggregate fair value of marketable debt securities was US$114.3 million as of June 30, 2004. During the three months ended June 30, 2004, the Company recorded US$3.0 million of unrealized losses on its marketable debt securities in the Unaudited Condensed Consolidated Statement of Shareholder’s (deficit) /Equity and US$0.8 million interest income in the Unaudited Condensed Consolidated Statements of Operations.

5.	Property and equipment, net

	January 1, 2004	Additions	Disposals	June 30, 2004
	(in thousands of U.S. dollars)
Computer hardware and software	15,845	2,116	(16)	17,945
Furniture and office equipment	491	64	(2)	553
Motor vehicles	68	37	—	105
Leasehold improvements	799	138	—	937

	17,203	2,355	(18)	19,540
Less: Accumulated depreciation	(7,646)	(1,905)	18	(9,533)
Less: Provision for impairment	(2,463)	—	—	(2,463)

Net book value	7,094	450	—	7,544

6.	Intangibles, net

	January 1, 2004	Additions	Disposals	June 30, 2004
	(in thousands of U.S. dollars)
Non-compete agreement	100	—	—	100
Domain names	660	—	—	660
Trademark	263	—	—	263
Customer base	947	—	—	947
Backlog	28	—	—	28
Software	140	868	—	1,008
Licenses	96	444	—	540
Partnership contract	4,364	—	—	4,364
Royalty	—	600	—	600

	6,598	1,912	—	8,510
Less: Accumulated amortization	(900)	(2,630)	—	(3,530)
Less: Provision for impairment	(1,287)	—	—	(1,287)

Net book value	4,411	(718)	—	3,693

7.	Accounts payable

The ageing analysis of the Group’s accounts payable at the end of the period is as follows:

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
Current	1,489	2,368
31-60 days	35	150
61-90 days	301	73
Over 90 days	1,416	1,075

	3,241	3,666

8.	Other payables and accruals

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
Staff costs and welfare accruals	587	701
Advertising expenses payable	693	989
Rental and other lease charges accruals	131	47
Internet access charges and other direct costs accruals	333	1,496
Business tax and other levies payable	1,856	2,456
Advances received from customers	505	660
Listing costs	14,412	4,517
Donation	1,842	—
Professional fees on acquisition of Puccini	768	—
Others	1,068	1,010

Total	22,195	11,876

9.	Income taxes

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the six months ended June 30, 2004 (2003: Nil).

The net deferred tax assets of US$0.27 million as of June 30, 2004 (2003: US$0.27 million) arose mainly from the temporary differences between financial statements carrying amounts of provision for bad debts and depreciation of an operating company and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future.

10.	Earnings per share

The calculation of the basic earnings per share for the three months and six months ended June 30, 2004 is based on the respective unaudited consolidated net income attributable to shareholders of US$10.06 million and US$18.43 million (2003: unaudited consolidated net income attributable to shareholders of US$5.43 million and US$7.20 million) and the weighted average number of 3,800,000,000 and 3,415,384,615 (2003: 2,800,000,000 and 2,800,000,000) ordinary shares outstanding during the periods.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented. Specifically, the contingently issuable shares in relation to the acquisition of Puccini (details are set forth in the Global Offering Prospectus dated March 2, 2004) are not included in the computation of diluted earnings per share since the number of shares contingently issuable depends on future earnings of the Puccini Group.

11.	Interim dividend

The directors do not recommend the payment of an interim dividend for the six months ended June 30, 2004 (2003: Nil).

12.	Segment information

Based on the criteria established by SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information” the Group operates in four principal business segments. The Group does not allocate any operating expenses or assets to its four business segments as management does not use this information to measure the performance of the operating segments. Certain cost of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless internet and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by segment for the three months and six months ended June 30, 2004 and 2003 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(in thousands of U.S. dollars)
Revenues:
Wireless internet	14,883	28,834	23,642	52,670
Advertising	1,699	1,912	2,967	3,134
Commercial enterprise solutions	2,849	135	6,606	965
Internet access	385	—	1,440	68

Total revenues	19,816	30,881	34,655	56,837

Cost of revenues:
Wireless internet	(7,651)	(15,153)	(12,494)	(26,529)
Advertising	(1,350)	(641)	(2,437)	(1,061)
Commercial enterprise solutions	(2,192)	525	(5,447)	(142)
Internet access	(210)	—	(661)	—

Total cost of revenues	(11,403)	(15,269)	(21,039)	(27,732)

Gross profit	8,413	15,612	13,616	29,105

13.	Stock-based compensation

The Company’s stock-based compensation plans include three stock option plans (collectively the “Stock Option Plans”), namely the Pre-IPO Share Option Plan and Share Option Scheme of TOM Group, and the Company’s Pre-IPO Share Option Plan. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as amended by FASB Interpretation No. (“FIN”) 44 and Emerging Issues Task Force (“EITF”) No. 00-23 and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”. Under APB No. 25, as amended, compensation cost is, in general, recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The movements of the share options granted to the executive directors of the Company and employees of the Group under TOM Group Pre-IPO Share Option Plan and TOM Group Share Option Scheme during the period for the six months ended June 30, 2004 are summarized as follows:

(a)	TOM Group pre-IPO share option plan

			Number of share options
Date of grant	Outstanding as at January 1, 2004	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at June 30, 2004	Option period		Subscription price per share of TOM Group
									HK$
11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000 10/2/2010	-	1.78

(b)	TOM Group share option scheme

			Number of share options
Date of grant	Outstanding as at January 1, 2004	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at June 30, 2004	Option period		Subscription price per share of TOM Group
									HK$
23/3/2000	1,658,000	—	—	150,000	—	1,508,000	23/3/2000 22/3/2010	-	11.30

26/6/2000	908,000	—	—	42,000	—	866,000	26/6/2000 25/6/2010	-	5.89

8/8/2000	5,992,000	—	—	—	518,000	5,474,000	8/8/2000 - 7/8/2010		5.30

7/2/2002	128,000	—	—	—	68,000	60,000	7/2/2002 - 6/2/2012		3.76

9/10/2003	7,690,000	—	—	—	—	7,690,000	9/10/2003 8/10/2013	-	2.505

Details of the Company’s Pre-IPO Share Option Plan is summarized as follow:

			Number of share options
Date of grant	Outstanding as at January 1, 2004	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at June 30, 2004	Option period		Subscription price per share of the Company
									HK$
16/2/2004	—	280,000,000	—	—	2,616,669	277,383,331	16/2/2004 15/2/2014	-	1.50

The estimated weighted average grant date fair value, as defined by SFAS 123, was calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s Stock Option Plans. This model also requires highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Stock Options Plans. Key assumptions are:

Risk free interest rate (%)		0.06 – 2.23
Expected life (years)		0.57 – 4.07
Expected dividend		0
Volatility (%)		67
Weighted average estimated grant date fair value	(US$	)0.03 – 0.10

Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates under a method prescribed by SFAS No.123, the Company’s earnings per share would have been adjusted to the pro forma amounts as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(in thousands of U.S. dollars, except per share amounts)
Net income:
As reported	5,434	10,062	7,197	18,425
Deduct: Stock-based employee compensation expenses determined under fair value based method	(173)	(2,288)	(628)	(4,280)

Pro forma net income	5,261	7,774	6,569	14,145
Earnings per share - basic:
As reported (cents)	0.2	0.3	0.3	0.5
Pro forma (cents)	0.2	0.2	0.2	0.4

14.	Related party transactions

	Note	Six months ended June 30, 2003	Six months ended June 30, 2004
		(in thousands of U.S. dollars)
Advertising and commercial enterprise solutions revenues earned from:
- subsidiaries of TOM Group		23	7
- related companies of minority shareholders of a subsidiary		1,828	—
Office rental and related expenses charged by:
- a related company of a shareholder of TOM Group	(a)	205	524
Commercial enterprise solutions and Internet access revenues charged by:
- minority shareholders of a subsidiary		440	—
- subsidiaries of TOM Group		—	73
Recharge TOM Group and its subsidiaries of operating expenses incurred on their behalf		1,007	170
Interest expenses to TOM Group	(b)	232	189
Corporate expenses recharged by TOM Group		543	373
Advertising expenses paid on behalf of a related company controlled by a shareholder of TOM Group		80	—
Cooperation services fee with a fellow subsidiary		36	—

Notes:

(a)	The office premises were leased to the Group at market rates. The term of the lease agreement is for three years commencing June 15, 2003.
(b)	On September 21, 2003, the Group entered into loan agreements with the TOM Group, under which the TOM Group provided loans of HK$156.3 million (US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which they are interest bearing at the market rate of 1.65% per annum over the Hong Kong Dollar Interbank Offered Rates.

These loans are unsecured and are not repayable until December 31, 2004, after which they will be repayable upon demand. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms.

15.	Commitments

(a)	Capital commitments

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
Property and equipment:
Contracted but not provided for	—	—
Authorized but not contracted for	140	5,416

	140	5,416

(b)	Commitments under operating leases

The Group rented offices, apartments and warehouses under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of June 30, 2004 are as follows:

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
2004	1,244	563
2005	1,180	1,263
2006	696	641

	3,120	2,467

As of June 30, 2004, the Group had no operating lease commitments beyond 2006.

For the six months ended June 30, 2004, the Group incurred rental expenses of approximately US$0.51 million.

16.	Contingency

Effective November 19, 2003, the Group acquired 100% equity interest of Puccini International Limited in which a subsidiary of a shareholder of TOM owned 100% interest. Puccini is an investment holding company incorporated on March 13, 2000 with an issued share capital of US$1. It had no material historical operations, assets or liabilities since its incorporation and had remained inactive until its acquisition by the Group. Through a series of contractual arrangements, Puccini is the primary beneficiary of a wireless value-added services company. The purchase consideration has been agreed as follows:

•	an initial consideration which consists of (i) a nominal consideration of US$1 at the time of completion and (ii) a sum of US$18,500,000, in the form of the Company’s shares at the initial public offering price, which will be placed with an escrow agent, subject to the conditions as discussed below; and

•	and earn-out consideration that is equal to the excess over the initial consideration of (i) an amount equal to 7.7 times Puccini’s 2004 audited consolidated net profit; or (ii) if such 2004 audited consolidated net profit is less than an amount equal to 1.2 times the greater of Puccini’s 2003 audited consolidated net profit and RMB40,000,000 (US$4,832,318), an amount equal to 6 times Puccini’s 2004 audited consolidated net profit

The total consideration is subject to a maximum of US$150,000,000.

Pursuant to SFAS 141, the initial consideration of US$18,500,000 and the earn-out consideration are considered contingent consideration, which will not become certain until the audited consolidated net profit of Puccini Group for the year ending December 31, 2004 is available. Accordingly, the contingent considerations have not been reflected in the condensed consolidated financial statements of the Group.

Further, the initial consideration of US$18,500,000 worth of the Company’s common stock issued at the Company’s initial public offering price and held in escrow pending the outcome of the purchase price contingency should be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is resolved beyond a reasonable doubt in accordance with SFAS 141.

17.	Summary of principal differences between US GAAP and HK GAAP

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	5,434	10,062	7,197	18,425
Reconciliation adjustments, net of tax:
Allocations of expenses from TOM Group	287	—	543	—
Imputed interest charge	116	—	232	—
Amortization of goodwill	—	(3)	—	(6)
Reversal of amortization of intangibles	—	1,260	—	2,520

Net income attributable to shareholders under HK GAAP	5,837	11,319	7,972	20,939

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
Total assets under US GAAP	67,376	241,266
Reconciliation adjustments, net of tax:
Amortization of goodwill	—	(6)
Adjustment of intangibles, net	(4,411)	(1,891)
Recognition of negative goodwill arising from the acquisition of the Puccini Group	(1,540)	(1,540)

Total assets under HK GAAP	61,425	237,829

	December 31, 2003	June 30, 2004
	(in thousands of U.S. dollars)
Net assets under US GAAP	14,410	197,626
Reconciliation adjustments, net of tax:
Amortization of goodwill	—	(6)
Reversal of amortization of intangibles	629	3,149

Net assets under HK GAAP	15,039	200,769

ADDITIONAL FINANCIAL INFORMATION

The following set forth the comparison between the pro forma financial data for three months and six months ended June 30, 2003 and the financial data for the same period of 2004 and the reconciliation from Income from Operations to EBITDA.

Our historical financial data reflects the effects of our reorganization from September 26, 2003, and the effects of our acquisition of our IVR business from November 19, 2003. Our pro forma financial data for 2003 was presented in order to give pro forma effect to our reorganization, as if the reorganization occurred on January 1, 2003 and the acquisition of our IVR business occurred on January 1, 2003. As a result, our pro forma financial information for 2003 includes the financial information of the nine companies that are part of the Company following our reorganization, but excludes the six companies that were included in our historical financial information up until September 26, 2003, but are no longer part of the Company following our reorganization.

(A) Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2003 Pro forma	2004 Historical	2003 Pro forma	2004 Historical
	(in thousands of U.S. dollars)
Revenues:
Wireless internet	16,562	28,834	25,675	52,670
Advertising	411	1,912	587	3,134
Commercial enterprise solutions	2,819	135	6,542	965
Internet access	385	—	1,440	68

Total revenues	20,177	30,881	34,244	56,837
Cost of revenues:
Cost of goods sold	(2,126)	603	(5,258)	(64)
Cost of services	(8,495)	(15,872)	(14,106)	(27,668)

Total cost of revenues	(10,621)	(15,269)	(19,364)	(27,732)

Gross profit	9,556	15,612	14,880	29,105

Operating expenses:
Selling and marketing expenses	(612)	(2,006)	(1,174)	(3,516)
General and administrative expenses	(1,966)	(2,729)	(4,552)	(4,852)
Product development expenses	(167)	(207)	(332)	(413)
Amortization of intangibles	(1,260)	(1,370)	(2,520)	(2,630)

Total operating expenses	(4,005)	(6,312)	(8,578)	(11,411)

Income from operations	5,551	9,300	6,302	17,694
Other (expenses)/income:
Net interest (expenses)/ income	(92)	897	(187)	912

Income before tax	5,459	10,197	6,115	18,606
Income tax expenses	(336)	(4)	(379)	(7)

Income after tax	5,123	10,193	5,736	18,599
Minority interests	(60)	(131)	(62)	(174)

Net income attributable to shareholders	5,063	10,062	5,674	18,425

Earnings per share – basic (cents):	0.2	0.3	0.2	0.5

EBITDA	7,520	11,662	10,141	22,229

(B) Reconciliation from Income from Operations to EBITDA

	Three months ended June 30,		Six months ended June 30,
	2003 Pro forma	2004 Historical	2003 Pro forma	2004 Historical
	(in thousands of U.S. dollars)
Income from operations	5,551	9,300	6,302	17,694
Depreciation	709	992	1,319	1,905
Amortization of intangibles	1,260	1,370	2,520	2,630

EBITDA	7,520	11,662	10,141	22,229

COMPETING INTERESTS

(a)	Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and Hutchison Global Communications Holdings Limited (“HGCH”) and directors of certain of their respective Associates (collectively referred to as “HWL Group”, “CKI Group” and “HGCH Group” respectively). Mr. Frank Sixt is also a non-executive director of CKH and director of certain of its Associates (collectively referred to as “CKH Group”). HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HGCH Group is engaged in systems integration and development of software and computer network systems. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Sing Wang, a non-executive Director, holds 4.55% of the equity interest in (“Yabuy Online”) whose main business consists of the operation of yabuy.com, an online auction website in the PRC. The Directors believe that there is a risk that the business of Yabuy Online may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns a 3.7% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholder

Cranwood, an initial management shareholder of the Company, has a wholly-owned subsidiary, Beijing ChinaCare e-Med Limited (“ChinaCare”) whose main business consists of healthcare related information technology, information and consulting services. ChinaCare had entered into a content provision agreement with LTWJi. The Directors are of the view that the provisions of IVR-related content by ChinaCare to LTWJi under the agreement is complementary to, and not in competition with, the business of provision of IVR services by LTWJi. The provision of IVR-related content by ChinaCare will only be in competition with LTWJi’s business if ChinaCare provides such content to other IVR services providers in the PRC. In this regard, Cranwood has undertaken (“Undertaking”), inter alia, to Bright Horizon Enterprises Limited (a wholly-owned subsidiary of the Company) that the companies controlled by Cranwood will not, in the PRC, provide IVR-related content to competitors of the Company and its subsidiaries.

Cranwood wholly owns the entire equity interest in Mindworks Limited whose main business consists of publishing and provision of mobile content products. As noted above, Cranwood has given the Undertaking.

Save as disclosed above, none of the Directors or the management shareholder of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business, which competes or may compete with the business of the Group.

SPONSORS’ INTERESTS

The interests of the Company’s joint sponsors, Citigroup and Morgan Stanley, in the share capital of the Company as at June 30, 2004 is summarised below:

Citigroup’s employees (excluding directors)	-	none

Citigroup’s directors	-	none

Citigroup and its associates	-	22,589,200 shares (represents ordinary shares and ordinary Shares equivalents relating to ADRs)

Morgan Stanley’s employees (excluding directors)	-	none

Morgan Stanley’s directors	-	none

Morgan Stanley and its associates	-	762,280 shares (represents ordinary shares and ordinary Shares equivalents relating to ADRs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at June 30, 2004, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

BOARD PRACTICES AND PROCEDURES

During the six months ended June 30, 2004, the Company has complied with the Board Practices and Procedures as set out in rules 5.34 to 5.45 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

DEFINITIONS

“2.5G”	means the state of wireless technology and capability usually associated with General Packet Radio Services, or GPRS, which is between the second and third generation of wireless technology. GPRS offers data speeds at 28 Kbps or higher

“Associates”	means the same definition as described under the GEM Listing Rules

“Citigroup”	means Citigroup Global Markets Asia Limited

“CKH”	means Cheung Kong (Holdings) Limited

“Company”, “our Company”, “we”, and “our”	means TOM Online Inc.

“Cranwood”	means Cranwood Company Limited

“Director(s)”	means the director(s) of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on the GEM

“Group”	means the Company and its subsidiaries

“HWL”	means Hutchison Whampoa Limited

“IVR”	means interactive voice response

“Lei Ting Wan Jun”	means Beijing Lei Ting Wan Jun Network Technology Limited

“LTWJi”	means Beijing Leitingwuji Network Technology Company Limited

“MMS”	means multimedia messaging services, a technology that allows users to receive and transmit multimedia message such as text, audio and video messages using their mobile phone

“Morgan Stanley”	means Morgan Stanley Dean Witter Asia Limited

“Nasdaq”	means the NASDAQ National Market in the United States

“PRC”	means the People’s Republic of China

“Puccini”	means Puccini International Limited

“SFAS”	means Statement of Financial Accounting Standards under US GAAP

“SMS”	means short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“TOM Group”	means TOM Group Limited

“WAP”	means wireless application protocol, a global standard for developing applications over wireless communications networks

As at the date thereof, Mr. Frank Sixt (Chairman), Mr. Sing Wang (Vice Chairman) and Ms. Tommei Tong are non-executive Directors; Mrs. Susan Chow is an alternate Director to Mr. Frank Sixt; Mr. Wang Lei Lei, Mr. Xu Zhiming, Mr. Peter Schloss, Mr. Wu Yun, Ms. Elaine Feng and Mr. Fan Tai are executive Directors; Mr. Ma Wei Hua and Mr. Gordon Kwong are independent non-executive Directors.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose